UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The New Home Company Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

645370107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 645370107	13G

1	NAMES OF REPORTING PERSONS Ultramar Credit Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,315,143 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,315,143 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,143 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

All percentages set forth on the cover pages to this Schedule 13G/A were calculated based on 18,071,979 shares outstanding as of February 9, 2021 as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2021.

CUSIP No. 645370107	13G

1	NAMES OF REPORTING PERSONS J. Edward Virtue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,315,143 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,315,143 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,143 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 645370107	13G

1	NAMES OF REPORTING PERSONS Steven Shenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,315,143 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,315,143 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,143 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 645370107	13G

1	NAMES OF REPORTING PERSONS MidOcean Tactical Credit Fund II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,315,143 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,315,143 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,143 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, OO

CUSIP No. 645370107	13G

1	NAMES OF REPORTING PERSONS MidOcean Tactical Credit Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,315,143 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,315,143 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,143 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, OO

CUSIP No. 645370107	13G

1	NAMES OF REPORTING PERSONS MidOcean Credit Fund Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,315,143 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,315,143 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,143 (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, OO

Item 1 (a).	Name of Issuer:

The New Home Company Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

85 Enterprise, Suite 450

Aliso Viejo, California 92656

Item 2 (a).	Name of Person Filing:

This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: Ultramar Credit Holdings, Ltd., MidOcean Tactical Credit Fund II GP, LP, MidOcean Tactical Credit Fund II, LP (collectively, the “MidOcean Entities”), MidOcean Credit Fund Management LP (the “Management Company”), J. Edward Virtue (“Mr. Virtue”) and Steven Shenfeld (“Mr. Shenfeld” and, collectively with the MidOcean Entities, the Management Company and Mr. Virtue, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G/A and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o MidOcean Partners, 320 Park Avenue, Suite 1600, New York, New York 10022.

Item 2 (c).	Citizenship:

Ultramar Credit Holdings, Ltd. and MidOcean Tactical Credit Fund II, LP are organized under the laws of the Cayman Islands. MidOcean Tactical Credit Fund II GP, LP and the Management Company are organized under the laws of the State of Delaware.

Each of Mr. Virtue and Mr. Shenfeld is a citizen of the United States.

Item 2 (d).	Title of Class of Securities:

Common stock, $0.01 par value per share (the “Common Stock”)

Item 2 (e).	CUSIP Number:

645370107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Amount beneficially owned: 1,315,143 shares of Common Stock are held by MidOcean Tactical Credit Fund II, LP. MidOcean Tactical Credit Fund II GP, LP is the general partner of MidOcean Tactical Credit Fund II, LP. Ultramar Credit Holdings, Ltd. is the general partner of MidOcean Tactical Credit Fund II GP, LP. The Management Company provides investment advisory services to MidOcean Tactical Credit Fund II, LP. Mr. Virtue and Mr. Shenfeld indirectly control the shares of Common Stock held by the MidOcean Entities. Accordingly, the Management Company, Mr. Virtue and Mr. Shenfeld may be deemed to have beneficial ownership of the shares of Common Stock held by the MidOcean Entities. Each of the Management Company, Mr. Virtue and Mr. Shenfeld disclaims beneficial ownership of the shares of Common Stock owned of record by any other person or entity except to the extent of their pecuniary interest therein. See Item 9 on the cover pages hereto.

(b)	Percent of class:

See Item 11 on the cover pages hereto.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Items 2(a) - 2(c).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue

By:	/s/ Steven Shenfeld
Name: Steven Shenfeld

ULTRAMAR CREDIT HOLDINGS, LTD.

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

MIDOCEAN TACTICAL CREDIT FUND II GP, LP

By:	Ultramar Credit Holdings, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

MIDOCEAN TACTICAL CREDIT FUND II, LP

By:	Ultramar Credit Holdings, Ltd., general partner of MidOcean Tactical Credit Fund II GP, LP, its general partner

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

MIDOCEAN CREDIT FUND MANAGEMENT LP

By:	Ultramar Credit Holdings, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

EXHIBIT A

The undersigned hereby agree that a single Schedule 13G/A (or any amendment thereto) relating to the Common Stock of The New Home Company Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G/A.

Date: February 16, 2021

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue

By:	/s/ Steven Shenfeld
Name: Steven Shenfeld

ULTRAMAR CREDIT HOLDINGS, LTD.

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

MIDOCEAN TACTICAL CREDIT FUND II GP, LP

By: Ultramar Credit Holdings, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

MIDOCEAN TACTICAL CREDIT FUND II, LP

By: Ultramar Credit Holdings, Ltd., general partner of MidOcean Tactical Credit Fund II GP, LP, its general partner

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer

MIDOCEAN CREDIT FUND MANAGEMENT LP

By: Ultramar Credit Holdings, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name: J. Edward Virtue
Title: Chief Executive Officer